UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015.

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934
For the transition period from _____ to _____

Commission File Number: 001-36102

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Knowles Corporation 401(k) Plan

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Knowles Corporation
1151 Maplewood Drive
Itasca, Illinois 60143

Table of Contents

Contents
Page
Report of Independent Registered Public Accounting Firm	3
Financial Statements
Statements of net assets available for benefits	4
Statement of changes in net assets available for benefits	5
Notes to financial statements	6
Supplemental Schedule
Schedule H, line 4i - schedule of assets (held at end of year)	11
Index to Exhibits
23.1 Consent of Grant Thornton LLP	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Benefits & Investment Committee
Knowles Corporation 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the Knowles Corporation 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Knowles Corporation 401(k) Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Knowles Corporation 401(k) Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP
Chicago, IL
June 22, 2016

Knowles Corporation 401(k) Plan
Statements of Net Assets Available for Benefits
(in thousands)

	At December 31, 2015	At December 31, 2014
Assets:
Investments at fair value	$113,311	$111,886
Cash & Cash Equivalents	—	7
Employer contributions receivable	172	125
Notes receivable from participants	3,134	3,134
Net Assets Available for Benefits	$116,617	$115,152

Knowles Corporation 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
(in thousands)

For the year ended December 31, 2015
Additions:
Investment Income (Loss):
Dividends	$4,339
Net depreciation in fair value of investments (Note 3)	(5,790)
Total Investment Income (Loss)	(1,451)

Interest income on notes receivable from participants	108
Contributions:
Participant contributions	6,007
Employer contributions	3,645
Rollovers	623
Total Contributions	10,275
Total Additions	8,932

Deductions:
Distributions	(7,343)
Administrative expenses	(124)
Total deductions	(7,467)
Net increase in assets available for benefits	1,465

Net assets available for benefits:
Beginning of year	115,152
End of year	$116,617

KNOWLES CORPORATION 401(K) PLAN
Notes to Financial Statements
(in thousands unless otherwise noted)

1. Description of the Plan
The following description of the Knowles Corporation 401(k) Plan (the “Plan”) provides only general information. This description of the provisions of the Plan is governed in all respects by the detailed terms and conditions contained in the Plan itself. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan established to encourage and facilitate retirement savings and investment by eligible employees of Knowles Corporation (“Knowles”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Wells Fargo Bank, N.A. (the “Trustee”) has been granted authority by the Knowles Corporation Benefits & Investment Committee to purchase and sell securities.

Eligibility
Eligible employees of Knowles that have elected to participate in the Plan may make pre-tax contributions to the Plan. All full-time employees of Knowles who have reached age 18 are immediately eligible to participate in the Plan. All part-time employees of Knowles who have reached the age of 18 and have completed at least 1,000 hours of service during a plan year are eligible to participate in the Plan.

Automatic Enrollment
The Plan has an automatic enrollment feature for all new employees. Eligible employees are enrolled automatically in the Plan at a 5% pre-tax contribution rate unless they formally opt-out of the Plan or elect to contribute at a higher or lower rate. Such participants receive an immediate company match, with the participant becoming fully vested in such matching contributions immediately. Pre-tax contributions of participants who are automatically enrolled in the Plan will be invested in the appropriate Vanguard Target Retirement Funds based on the participant's date of birth unless the participant elects other investments permitted under the Plan. The plan also has an automatic sweep feature for all participants in the plan not contributing. The Plan will automatically enroll participants with a 0% contribution rate and enroll them with a pre-tax contribution rate of 5% each January 1. Automatic sweeps will begin the first January 1 following initial participation in the Plan; however, should initial participation occur during the months of October through December, automatic sweeps will not begin until the second January 1 following initial participation in the Plan.

Contributions
Participant
Participant pre-tax and after-tax deferrals are voluntary. Eligible compensation generally includes salary and wages, commissions and certain bonuses. Generally, a participant may elect to exclude from 1% to 50% (in whole percentages) of his or her eligible compensation (“Participant Contribution”) from current taxable income by having such amount contributed to his or her account in the Plan. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions. Participants also may make contributions to the Plan on an after-tax basis. Highly compensated employees may not exceed $5,000 of after-tax contributions in any Plan Year. Each participant has the right to roll over into the Plan certain distributions from other tax-qualified plans or appropriate individual retirement accounts. The amount contributed by a participant is subject to applicable Internal Revenue Code (“IRC”) limits.

Employer
The Plan allows for a fixed per-payroll matching contribution (“Basic Employer Matching Contribution”) equal to 100% of the participant’s elective deferrals, not to exceed 5% of the participant’s compensation. Knowles may also elect to make profit-sharing contributions for a Plan year with respect to its employees who have satisfied the eligibility requirements set forth above. Such contributions are allocated in proportion to the compensation of participants who are employed by Knowles and are employees on the last day of the Plan year whether or not they have deferred any of their compensation into the Plan. Profit-sharing contributions are invested consistent with participants' investment fund elections. If a participant has not made an investment fund election, profit-sharing contributions will be invested in the age-based Vanguard Target Retirement Funds based on the participant's date of birth.

Vesting
Participants are fully vested immediately with respect to their own contributions. Basic employer matching contributions for all participants, plus earnings thereon, vest immediately. Employer profit-sharing contributions vest over 5 years.

Distributions and Forfeitures
A participant's vested account balance in the Plan is distributable following the participant's retirement, death or other termination of employment. Unvested amounts are forfeited and used to reduce future employer contributions. At December 31, 2015 and 2014, accumulated forfeited unvested amounts totaled $1 and $14, respectively. During 2015, $28 of forfeitures in the Plan were used to offset current year employer contributions.

Hardship withdrawals are permitted for any participants who are active employees and demonstrate a financial hardship which meets IRC regulations to be considered an “immediate and heavy financial need.” The hardship withdrawal amount is limited to the amount “necessary” to satisfy the financial need, plus income taxes that the participant is expected to incur on the amount of the withdrawal.

Distributions from the Plan are generally made in the form of single lump-sum payment or installment payments over a period of not more than a participant’s assumed life expectancy. For distributions that include Knowles stock, the participant may elect to receive whole shares of Knowles stock “in-kind” and the remaining fractional share in cash. In-service distributions are permitted from a participant's vested account balance, provided the participant has attained the age of 59 ½. Participants may delay the distribution of their vested account balance following their termination, however distributions are required to begin no later than April 1st following the end of the year in which a participant reaches the age of 70 ½.

Notes Receivable from Participants
A participant may borrow from his or her vested interest in the Plan, subject to applicable IRC regulations and certain restrictions imposed by the Plan. The notes receivable are secured by the balances in the participant's accounts. Each note receivable carries a reasonable rate of interest determined by the Plan Administrator to be commensurate with the prevailing interest rate charged on similar commercial loans made within the same locale and time period. Notes receivable outstanding as of December 31, 2015 bear interest at rates between 3.25% and 8.25%.

Allocation Provisions
Each participant has the right to direct the entire amount of his or her Plan account to be invested in one or more of the available investment funds in multiples of one percent. Each participant has the right during any business day to transfer all or any portion of the amount in his or her account among the investment funds, except that participants who are considered Knowles “insiders” may complete transfers involving Knowles stock only during designated window periods. Participants are entitled to vote with respect to any Knowles shares in their account in the Plan in the same manner as other Knowles stockholders.

Administrative Expenses
Certain administrative expenses of the Plan related to the Trustee, recordkeeping, legal and audit fees are paid by Knowles and subsequently charged to the Plan. Fees or commissions associated with each of the investment options and certain administrative expenses of the Plan are paid primarily by participants as a deduction from the amount invested or as an offset to investment earnings.

2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements were prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investments - Valuation
The Plan's investments are reported at fair value (see Note 4). Investments in common shares are valued at the closing market price on the last business day of the Plan year based on quotations from a national securities exchange. The fair value of investments in registered mutual funds are valued at the net asset value ("NAV") of shares held by the plan at year end, which is obtained from an active market. The fair value of investments in collective funds are based on the net asset values as of the last business day of the Plan year as determined by their respective investment managers and recent transaction prices.

Investments - Transactions and Income Recognition
Purchases and sales of investment securities are reflected on a trade-date basis. Gains and losses on sales of investment securities are determined on the average cost method. Funds temporarily awaiting investment are placed in a short-term investment fund of the Trustee where they earn the prevailing market rate of interest. Dividend income is recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Notes Receivable from Participants
Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances. Interest income is recorded as earned.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks, collective trust funds, and mutual funds. Investment securities are exposed to various risks, including, but not limited to, interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits.

At December 31, 2015 and 2014, approximately 1.3% and 2.3%, respectively, of the Plan's assets were invested in Knowles common stock.

Distributions to Participants
Distributions to participants are recorded in the Plan's financial statements when paid.

Plan Termination
Although it has not expressed any intent to do so, Knowles has the right under the Plan to discontinue all contributions at any time and to terminate the Plan, subject to the provisions of the Plan, ERISA and the IRC. In the event of termination, participants will become 100% vested in their Plan accounts.

New Accounting Pronouncements
In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient. Parts I and II are effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively, with early application permitted. Part III is effective for fiscal years beginning after December 15, 2015 and should be applied prospectively, with early application permitted.

Part III are not applicable to the Plan, but management has elected to adopt Parts I and II early.  Accordingly, the amendments were retrospectively applied, resulting in the removal of disclosures of individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by type, and the level of disaggregation of investments that are measured at fair value has been simplified by disaggregating investments by general type versus disaggregating by nature, characteristics and risks.  As a result, certain 2014 disclosure information has been changed to conform to the presentation required by the new standard. Part I clarified that Indirect investments in FBRICs (for example, the Plan’s investment in Columbia trust stable income collective fund) are not in the scope of the FBRIC guidance and that such stable value funds are generally in an investment company that calculates NAV per share (or its equivalent) in a manner consistent with the measurement principles in ASC 946, Financial Services - Investment Companies. Management elected to early adopt Part I, and the amendments were retrospectively applied whereby, the amount related to this fund that was previously presented as contract value in the Plan’s financial statements is now reported on the statement of net assets available for benefits with investments at fair value under the new guidance. Total net assets available for benefits does not change, and the adjustment from fair value to contract value that was previously reported is eliminated.

3. Investments
Knowles periodically reviews the investment options available in the Plan to ensure that they continue to help participants reach retirement savings goals. On July 1, 2015, the Dover Stock Fund was liquidated and ceased to be an investment option under the Plan. This was in accordance with the contractual terms of the Employee Matters Agreement covering the divestiture of Knowles from Dover Corporation ("Dover").

4. Fair Value Measurements
ASC 820, Fair Value Measurements and Disclosures defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

Level 1: quoted prices in active markets for identical assets or liabilities;

Mutual funds and Stock Fund: These investments are public investment securities valued at NAV of the shares held by the plan, which is obtained from an active market.

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

Collective funds: These investments are private investment securities valued based on the net asset values as of the last business day of the Plan year as determined by their respective investment managers.

Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities or significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability;

There were no Level 3 investments held by the Plan as of December 31, 2015 or 2014.

The Plan’s financial instruments carried at fair value on a recurring basis by their ASC 820 fair value hierarchy level as of December 31, 2015 and 2014 are as follows (in thousands):

	As of December 31, 2015
	Level 1	Level 2	Level 3	Total Fair Value
Common Stock	$1,483	$—	$—	$1,483
Mutual Funds	99,498	—	—	99,498
Collective funds	—	12,330	—	12,330
Total Investments	$100,981	$12,330	$—	$113,311

	As of December 31, 2014
	Level 1	Level 2	Level 3	Total Fair Value
Common Stock	$13,632	$—	$—	$13,632
Mutual Funds	81,278	—	—	81,278
Collective funds	—	16,976	—	16,976
Total Investments	$94,910	$16,976	$—	$111,886

Plan management reviews the audited financial statements of the Columbia Trust Stable Income I-0 Fund, in addition to details of the insurance contracts (such as, but not limited to, rate of return, market to book ratio and the insurance carrier ratings) in which it invests, to assess the reasonability of its net asset value. There are no unfunded commitments or redemption clauses.

5. Related-Party and Party-in-Interest Transactions
Certain Plan assets are invested in common stock of Knowles. Knowles, as the Plan sponsor, is also a related party in accordance with Section 3.14 of ERISA. At December 31, 2015 and 2014 the Plan held 101,440 and 101,984 shares of Knowles stock, respectively. There were no dividends received by the Plan on these shares for the year ended December 31, 2015. These transactions also qualify as party-in-interest transactions. Certain Plan investments were shares of mutual or collective funds managed by the Trustee or companies owned by the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Notes receivable from participants held by the Plan are also considered party-in-interest transactions.

Certain administrative functions are performed by employees of Knowles. No such employee receives compensation from the Plan. Other expenses relating to the Plan, including legal and consulting services, are paid directly by Knowles and subsequently charged to the Plan. Fees or commissions associated with each of the investment options and certain administrative expenses of the Plan are paid primarily by participants as a deduction from the amount invested or as an offset to investment earnings.

6. Income Tax Status
The Plan is governed by a master and prototype plan document maintained by the Plan’s record keeper, Wells Fargo Bank, N.A. Wells Fargo Bank, N.A. received an opinion letter from the Internal Revenue Service concluding that the document is acceptable under Section 401 of the IRC. Pursuant to Rev. Proc. 2011-49, 2011-44 I.R.B. 608, Section 19, Knowles relies upon this letter for the Plan’s favorable tax treatment. Knowles believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC in all material respects. Therefore, Knowles believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress.

7. Establishment and Transfer
The Plan was established effective January 1, 2014 in anticipation of the spin-off of Knowles from Dover Corporation on February 28, 2014. In January 2014, assets amounting to $104,400 were transferred into the Plan.

8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for plan benefits presented in these financial statements to the balance per Form 5500:

	At December 31, 2015	At December 31, 2014
Net assets available for plan benefits per the financial statements	$116,617	$115,152
Adjustments from fair value to contract value for interest in collective trust fund relating to fully benefit-responsive investment contracts	—	87
Net assets available for plan benefits per the Form 5500	$116,617	$115,239

The following is a reconciliation of changes in net assets available for plan benefits as presented in these financial statements and Form 5500 for the year ended December 31, 2015:

2015
Net increase in net assets available for plan benefits per the financial statements	$1,465
Adjustments from fair value to contract value for interest in collective trust fund relating to fully benefit-responsive investment contracts	(87)
Net increase in net assets available for plan benefits per the Form 5500	$1,378

9. Subsequent Events
The plan evaluated subsequent events from December 31, 2015 through June 22, 2016, the date these financial statements were available to be issued. Effective January 4, 2016, assets amounting to $12,063 were transferred into the Plan from the Audience 401(k) Plan. Employees of this plan began participating in the Knowles plan effective January 1, 2016.

Knowles Corporation 401(k) Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
At December 31, 2015
(in thousands)

(a)	(b)	(c)		(d)
	Identity of Issuer, Borrower, Lender, etc.	Description of Investment	Cost **	Fair Value
	Knowles Stock Fund
*	Knowles Corporation	Knowles Stock Fund		1,483

	Mutual Funds
	Allianz Global Investors	NFJ International Value Fund		80
	Artisan	Mid Cap Value Fund		2,247
	Columbia Management	Columbia Acorn International		64
	Goldman Sachs	Small Cap Value Fund		923
	Hartford Mutual Funds	Mid Cap Fund		8,915
	Hartford Mutual Funds	Small Cap Growth HLS Fund Cl IA		4,089
	Invesco	Global Real Estate Fund - R5		207
	Invesco	International Growth Fund - R5		5,926
	Natixis Funds	Loomis Sayles Strategic Income Fund Y		244
	Oppenheimer	Developing Market Fund - Y		65
	Pimco	ComodityRealReturn Strategy Fund Institutional Class		3
	Pimco	Total Return Fund Inst		8,056
	T Rowe Price	Blue Chip Growth		1,405
	Vanguard	Equity Income Fund Adm		587
	Vanguard	Extended Market Index Adm		1,408
	Vanguard	Institutional Index		27,622
	Vanguard	Total International Stock Index AD		2,218
	Vanguard	Total Bond Market Index Fund Adm		2,166
	Vanguard	Target Retirement Fund		2,159
	Vanguard	Target Retirement 2010		2,158
	Vanguard	Target Retirement 2015		467
	Vanguard	Target Retirement 2020		5,584
	Vanguard	Target Retirement 2025		2,501
	Vanguard	Target Retirement 2030		9,950
	Vanguard	Target Retirement 2035		1,940
	Vanguard	Target Retirement 2040		6,377
	Vanguard	Target Retirement 2045		1,078
	Vanguard	Target Retirement 2050		620
	Vanguard	Target Retirement 2055		230
	Vanguard	Target Retirement 2060		209

	Collective Funds
	Ameriprise Trust Company	Columbia Trust Stable Income		12,330

	Notes Receivable from Participants
*	Plan Participants	Interest Rates from 3.25% - 8.25%		3,134
		Maturities through 2045
	Total Investments at Fair Value			116,445

*    Denotes Party in interest to the Plan
**    Cost information is not required for participant-directed investments and therefore is not included

SIGNATURE

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

KNOWLES CORPORATION
401(k) PLAN

Date:	June 22, 2016	/s/ Thomas G. Jackson
Thomas G. Jackson
Senior Vice President, General Counsel & Secretary

EXHIBIT INDEX

23.1	Consent of Grant Thornton LLP